UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       Algorhythm Technologies Corporation
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   015868 10 2
                                   -----------
                                 (CUSIP Number)


      Jason Sherman, 2121 W. Oakland Park Blvd. Ft. Lauderdale, FL 33311,
                                 (954)735-2300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 27, 1998
                                  ------------
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 015868 10 2                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person
                                                     Jason Sherman
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*     (a) [   ]
2                                                              (b) [   ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
         Source of Funds*
4                          N/A
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                        [   ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                           US
--------------------------------------------------------------------------------
Number of                  Sole Voting Power
Shares            7:                                 150,000 shares
Beneficially
Owned By                   Shared Voting Power
Each              8:
Reporting
Person                     Sole Dispositive Power
With              9:                                 150,000 shares

                           Shared Dispositive Power
                  10:
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned By Each Reporting Person
11
                                                     150,000 shares
--------------------------------------------------------------------------------
         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                   [   ]
12
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13
                                                     1.19%
--------------------------------------------------------------------------------
         Type of Reporting Person*
14                                  IN
--------------------------------------------------------------------------------
                                                               page 3 of 4 pages

Item 1.  Security and Issuer

         Common Stock of Algorhythm Technologies Corporation, 5310 NW 33rd Avenue, Suite 212 Ft. Lauderdale, FL 33309

Item 2.  Identity and Background

         a. Jason Sherman.
         b. 558402 Arbor Club Way, Boca Raton, FL 33433.
         c. Vice President, Treasurer of Issuer, 2121 W. Oakland Park Blvd., Ft. Lauderdale, FL 33311.
         d. no
         e. no
         f. U.S.

Item 3.  Source and Amount of Funds or Other Consideration

         There was no consideration. Mr. Sherman gifted the securities set forth in item 5c to Mr. Bawarsky.

Item 4.  Purpose of Transaction

         The shares were given for investment

         a.  Additional securities may be purchased for investment.
         b.  no
         c.  no
         d.  no
         e.  no
         f.  no
         g.  no
         h.  no
         i.  no
         j.  no

Item 5.  Interest in Securities of Issuer

         a. 150,000 shares -  1.19%

         b. Mr. Sherman has sole voting and sole dispositive power of 150,000 shares.

         c. On MaY 27, 1998 Mr. Sherman made a gift of 969,889 shares to David Bawarsky.

         d. not applicable

         e. May 27, 1998
                                                               page 4 of 4 pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none


Item 7.  Material To Be Filed As Exhibits

         None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 9, 1998
                                                              s/Jason Sherman
                                                              ------------------
                                                              JASON SHERMAN